File No. 70-




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM U-1




                          APPLICATION OR DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                     * * *


                            WHEELING POWER COMPANY
                51- 16th Street, Wheeling, West Virginia 26003
                  (Name of company filing this statement and
                    address of principal executive office)


                                     * * *


                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                    parent of each applicant or declarant)


                                     * * *


                       A. A. Pena, Senior Vice President
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215


                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                  (Names and addresses of agents for service)

      ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION.
      Wheeling Power Company  ("Wheeling"),  a subsidiary  company of
American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), requests authorization herein to issue and sell from time to time through June 30, 2000 unsecured promissory notes (the "Notes") in the aggregate principal amount of $10,000,000, to one or more commercial banks, financial institutions or other institutional investors pursuant to one or more term loan agreements (the "Proposed Term Loan Agreement") with terms similar to those contained in the form attached hereto as Exhibit B, with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender at the time of the issuance of the Notes.
      The Proposed Term Loan Agreement and the Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.
      The Proposed Term Loan Agreement would provide that the Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 300 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 200 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.
      In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing.
      A lender may desire to assign, or to sell participations in, all or any part of the Proposed Term Loan Agreement and the Notes thereunder to other entities. Such assignee would have the same rights and benefits under the Proposed Term Loan Agreement as the lender. Such participant would not have any rights under the Proposed Term Loan Agreement, but would have rights against the lender in respect of the agreement between the participant and the lender.
      The Proposed Term Loan Agreement specifies that, in the event a Note bearing interest at a fixed rate is paid prior to maturity in whole or in part and the fixed rate at that time exceeds the yield to maturity of certain United States Treasury securities maturing on or close to the Note, Wheeling shall pay to the lender an amount based upon the present value of such prepaid amounts discounted at such treasury yield.
      The Proposed Term Loan Agreement may contain restrictive covenants which would prohibit Wheeling from, among other things, (i) creating, incurring, assuming or suffering to exist any liens on its property, with certain stated
exceptions; (ii) creating or incurring any indebtedness for borrowed money, other than as specified therein; (iii) failing to maintain a specified level of capitalization; (iv) entering into certain mergers, consolidations and dispositions of assets; and (v) permitting certain events to occur in connection with its pension plans. In addition, the Proposed Term Loan Agreement may permit the holder of a Note to require Wheeling to prepay the Note after an ownership change.
      Wheeling has been advised that funds for long-term unsecured note borrowings of the magnitude proposed herein are generally available for not more than 24 hours. Accordingly, Wheeling requests an order of this Commission approving the proposed financings in all respects such that, upon receipt of such order, and thereafter, Wheeling may unconditionally, and without further order of this Commission, enter into a definitive agreement with a lender or lenders, similar to the form of the Proposed Term Loan Agreement with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender subject to the conditions, restrictions and limitations specified herein.
      Proceeds realized from the sale of the Notes will be used to repay long and short-term debt of Wheeling. At December 31, 1998 the outstanding short-term indebtedness of Wheeling was $5,225,000.
                      Compliance with Rule 54.
      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
            Rule 53(a)(1). As of December 31, 1998, AEP, through its subsidiary,
AEP Resources, Inc., had aggregate investment in FUCOs of $810,049,000. This investment represents approximately 48.4% of $1,674,221,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended December 31, 1998.
            Rule  53(a)(2).  Each FUCO in which AEP invests will maintain  books and records and make available the books and records required by Rule 53(a)(2).
            Rule  53(a)(3).  No more than 2% of the  employees of the  operating companies of AEP will, at any one time, directly or indirectly, render services to any FUCO.
            Rule  53(a)(4).  AEP has  submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating companies.
            Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,674,221,000) represented an increase of approximately $69,087,000 (or 4.3%) in the average consolidated retained earnings from the previous four quarterly periods ($1,605,134,000); and (iii) for the fiscal year ended December 31, 1998, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
      AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the operating companies or their customers, or on the ability of state commissions to protect the Utility Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicant should not be required to make subsequent Rule 54 filings once AEP's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.
      ITEM 2.     FEES, COMMISSIONS AND EXPENSES.
      The  expenses  of  Wheeling  in  connection  with the  proposed issuance of the Notes, other than placement fees, are estimated not to exceed $2,000, consisting of expenses to be billed at cost by American Electric Power Service Corporation.
      ITEM 3.     APPLICABLE STATUTORY PROVISIONS.
      Wheeling and AEP consider  Sections  6(a) and 7 of the 1935 Act and Rules 50(a)(2) and 50(a)(5) thereunder to be applicable to the proposed transactions. The proposed issuance and sale of the Notes is expressly excepted from Rule 50 by the provisions of Rule 50(a)(2), unless Wheeling pays a placement fee in connection therewith. Wheeling hereby requests the Commission to find pursuant to Rule 50(a)(5) that, in the event a placement fee as described above is paid in connection with the issuance and sale of the Notes, compliance with the provisions of Rule 50 is not necessary.
      ITEM 4.     REGULATORY APPROVAL.
      No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transactions.
      ITEM 5.     PROCEDURE.
      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting, and permitting to become effective this Application or Declaration be issued on or before June 1, 1999. Wheeling waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. Wheeling consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.
      ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.
      The following  exhibits and financial  statements  are filed as part of this statement:
      (a)   Exhibits:
      Exhibit B         Copy of proposed  form of Wheeling  Term Loan
                        Agreement

      Exhibit C         None

      Exhibit E         None

      Exhibit F         Opinion of Counsel

      Exhibit G         Form of Notice

      (b)   Financial Statements:

      Balance Sheets of Wheeling as of December 31, 1998 and statements of income and retained earnings for the twelve months then ended.

      ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
      It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                                   SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    WHEELING POWER COMPANY

                                    By /s/ A. A. Pena
                                    Vice President

Dated:  April 19, 1999



                                                                       Exhibit B


                              TERM LOAN AGREEMENT


      AGREEMENT   dated   as  of  the  ___   day  of   _______,   19__   between
_______________________________,  an __________  corporation  (herein called the
"Company"), and ___________________________ (the "Bank").

                  SECTION 1.  Amounts and Terms of the Loan.

     Section 1.01. Definitions. As used herein the following terms have the following meanings (which are equally applicable to both the singular and plural forms of such terms):

            "Agreement" means this Term Loan Agreement and any future amendments or supplements hereto.

            "Capitalization" of the Company means, as of any particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

            "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a business day, for the next preceding business day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a business day, the average of the quotations for such day on such transactions received by the Bank from three Federal funds brokers of recognized standing selected by the Bank.

            "LIBO rate" means, for any Note in the form of Exhibit B, the average rate of interest per annum at which deposits in United States dollars are offered by the principal office of the Bank to prime banks in the London interbank market at 11:00 a.m. (London time) two Business Days prior to the date of such Note for the amount and term of such Note.

            "Maturity Date" means _________.

            "Note" means the promissory note of the Company substantially in the form of Exhibit A, B or C hereto, with appropriate insertions.

            "Prime Rate" means a fluctuating interest rate per annum as shall be in effect from time to time, which rate per annum is at all times equal to the higher of the (i) rate of interest announced publicly by the Bank in ________ ____________ from time to time as the Bank's __________________
      rate and (ii) 1/2 of one percent per annum above the Federal Funds Rate from time to time.

            "Short-Term Debt" means the principal amount of indebtedness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

      Section 1.02. Loan; Pricing; and Borrowing Procedure. The Bank agrees, on the terms and conditions hereinafter set forth, to make a loan (the "Loan") to the Company on _______________ (the "Loan Date") in an amount totaling $_______________.

      The Loan shall bear interest from the Loan Date to the Maturity Date at one or more of the following interest rates per annum, as selected by the Company from time to time:

                  (i) at a fixed  interest rate for the term of each Note in the form of Exhibit A, such term to be designated by the Company at least three Business Days (as defined in Section 1.13) prior to the date of the relevant Note and such rate to be quoted by the Bank for the designated term and accepted by the Company; or

                  (ii) at a rate per annum for the term of each Note in the form of Exhibit B, which shall be 1, 2, 3 or 6 months (such term to be selected by the Company at least three Business Days prior to the date of the relevant Note) equal to _____ of one percent (1.0%) per annum above the LIBO rate (the rate of ____ of 1% per annum above the LIBO rate is hereinafter called the "LIBO Rate"); or

                  (iii) at a  fluctuating  rate per  annum  for the term of each
            Note in the form of Exhibit C, which shall mature on the Maturity Date, equal to the Prime Rate.

      The Company may, from time to time, change the pricing of the Loan (in whole or in part) from the LIBO Rate to the Prime Rate or from the Prime Rate to the LIBO Rate, and, in the case of the LIBO Rate, may continue such interest rate option (in whole or in part) for a subsequent period, in either case by giving the Bank at least three Business Days' notice thereof and by executing and delivering a new promissory note in the form of Exhibit B or C, as the case may be, with appropriate insertions, evidencing the changed or continued interest rate option. Each such notice (which, in the case of a notice requesting the LIBO Rate, shall be received by the Bank by _____ a.m., ___________ time, at least three Business Days prior to the date of the proposed change or continuation), shall specify the date of the proposed change or continuation (which shall be a Business Day and, in the case of a change from, or continuation of, the LIBO Rate, shall be the maturity date of the outstanding
Note), whether the proposed interest rate is to be the Prime Rate or the LIBO Rate, and, in the case of a LIBO Rate, the term of the related Note.

      In addition, the Company may, from time to time, change the pricing of the Loan (in whole or in part) from the LIBO Rate or the Prime Rate, as the case may be, to a fixed interest rate for a term certain, and, in the case of a fixed rate, may continue such interest rate option, by (i) requesting a fixed interest rate option from the Bank for a term certain specified by the Company and (ii) agreeing to the fixed interest rate proposed by the Bank within the period that such proposal remains effective. The Company may only convert from the LIBO Rate to a fixed interest rate or continue a fixed interest rate on the maturity date of the outstanding Note.

      Each such notice given to the Bank by the Company pursuant to this Section
1.02 shall be irrevocable. In the event that the Company fails to deliver a proposed change or continuation notice prior to the third Business Day next preceding the maturity date of a Note in the form of Exhibit A or B, the interest rate on the Loan shall be converted on the maturity date of the outstanding Note in the form of Exhibit A or B into the Prime Rate.

      Section 1.03. Making the Loan. Not later than ___________ (________________ time) on the Loan Date and upon fulfillment of the applicable conditions set forth in Section 2, the Bank will make the Loan available to the Company in same day funds at the Bank's address referred to in Section 6.02.

      Section 1.04. Optional Prepayments. The Company may prepay any Note in whole at any time or in part from time to time without premium or penalty, by giving at least 3 Business Days' notice to the Bank specifying the amount and date of the proposed prepayment. If notice is given as prescribed above, the principal amount of the Note which the Company proposes to prepay, together with accrued interest on such amount to the date of payment, shall become due and payable on the specified date of prepayment. Notwithstanding the foregoing, the Company shall have no right to prepay a Note in the form of Exhibit A, unless the Company pays the fee specified in Section 1.14 and shall have no right to prepay a Note in the form of Exhibit B prior to maturity of such Note.

      Section 1.05. Interest and Repayment. The Company shall repay the Loan in full on the last day of each March, June, September and December (the "Repayment Date") commencing on the first such date occurring on or after the Loan Date and shall pay interest on the unpaid principal amount of the Loan in accordance with one or more promissory notes of the Company (each, a "Note") executed and delivered by the Company from time to time to evidence the indebtedness resulting from the Loan. If the Loan or any part thereof bears interest at the fixed interest rate, the Note evidencing such amount shall be substantially in the form of Exhibit A, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been continued for a subsequent period at a fixed rate or has been changed into a fixed interest rate, as the case may be. If the Loan or any part thereof bears interest at the LIBO Rate, the Note evidencing such amount shall be substantially in the form of Exhibit B, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been continued for a subsequent period at the LIBO Rate or has been changed into the LIBO Rate, as the case may be. If the Loan or any part thereof bears interest at the Prime Rate, the Note evidencing such amount shall be substantially in the form of Exhibit C, with appropriate insertions, and shall be dated the Loan Date or the date upon which the interest rate has been changed into the Prime Rate, as the case may be.

      Section 1.06. Reborrowings. On each Repayment Date, the Company shall reborrow and the Bank shall relend the principal so paid, provided that:

          (a) No such reborrowing may be made on or after the Maturity Date and, after giving effect to each such reborrowing, the aggregate outstanding principal amount of the Loan shall not exceed the principal amount of the Loan outstanding immediately prior to the date of such reborrowing.

          (b) For purposes of this Section 1.06, any payment of principal of the Loan, or any portion thereof, represented by a Note in the form of Exhibit A pursuant to Section 1.05 hereof which (x) the Company is required to reborrow under this Section 1.06 on the date of such payment but does not reborrow on such date, or (y) the Company is not permitted to reborrow under this Section 1.06 on the date of such payment by reason of clause (c) below, shall be deemed a prepayment of the Loan prior to the Due Date (as defined in Section 1.14), and shall have the effect of a prepayment, subject to the prepayment provisions in Section 1.14. Any such payment which is so reborrowed shall not be deemed a prepayment of the Loan for purposes of Section 1.14.

          (c) After giving effect to such reborrowing, each of the representations and warranties of the Company set forth in Section 3.01 shall be true with the exceptions of Subsections 3.01(e) and (f) on and as of the date of such reborrowing, and no Event of Default or other event which, with the giving of notice or the lapse of time, or both, would constitute such an Event of Default shall have occurred and be continuing. Each reborrowing by the Company pursuant to this Section 1.06 shall be deemed to be a representation and warranty by the Company as to such matters.

      Section 1.07. Additional Interest. The Company shall pay to the Bank, during the time that the Bank shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency liabilities (as defined in Regulation D of the Board of Governors of the Federal Reserve System as in effect from time to time), additional interest on the unpaid principal amount of each Note in the form of Exhibit B from the date of such Note until such principal amount is paid in full, payable on the due date of each interest payment for such Note, at an interest rate per annum equal at all times during the term of such Note to the excess of (i) the rate obtained by dividing the LIBO Rate for such Note by a percentage equal to 100% minus the reserve percentage applicable during the term of such Note under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or if more than one such percentage is so applicable, minus the daily average for such percentages for those days during which such percentage shall be so applicable) for determining the maximum reserve requirement (including, without limitation, any marginal reserve requirement) for the Bank in respect of liabilities or assets consisting of or including Eurocurrency liabilities over
(ii) the LIBO Rate for such Note.

      Section 1.08.  Increased Costs, etc.

          (a) If either (i) the introduction of or any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation or (ii) the compliance by the Bank with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), shall result in any increase in the cost to the Bank of making, funding or maintaining loans bearing interest at the LIBO Rate, then the Company shall from time to time, upon demand by the Bank, pay to the Bank additional amounts sufficient to indemnify the Bank against such increased cost. A certificate as to the amount of such increased cost (including calculations thereof in reasonable detail), submitted to the Company by the Bank, shall, in absence of manifest error, be conclusive.

          (b) If it shall become unlawful for the Bank to obtain funds in the London interbank market in order to fund or maintain loans bearing interest at the LIBO Rate or otherwise to perform their obligations hereunder with respect to any such loans, then, upon at least five Business Days' notice by the Bank to the Company the rate of interest on any portion of the Loan then bearing interest at the LIBO Rate shall thereupon be the Prime Rate, and the right of the Company to select the LIBO Rate shall thereupon terminate. In such event, the Company will execute and deliver a Note substantially in the form of Exhibit C, with appropriate insertions.

          (c) The Company shall indemnify the Bank against any loss or expense which the Bank may sustain or incur as a consequence of any default in payment or prepayment of the principal amount of any portion of the Loan bearing interest at the LIBO Rate.

      Section 1.09. Inability to Determine LIBO Rate. In the event that the Bank shall have determined that:

                  (i) by reason of circumstances  affecting the London interbank market generally, adequate and reasonable means do not exist for ascertaining the LIBO Rate with respect to a changed or continued interest rate option that the Company has requested be made bearing interest at the LIBO Rate; or

                  (ii) the LIBO Rate will not  adequately and fairly reflect the cost to the Bank of maintaining or funding a changed or continued interest rate option that the Company has requested be made bearing interest at the LIBO Rate,

then, the Bank shall forthwith give prompt notice, confirmed in writing, of such determination to the Company, at least one Business Day prior to the date for such change or continuation. If such notice is given, the interest rate on such portion of the Loan shall be the Prime Rate and the Company shall execute and deliver to the Bank a Note substantially in the form of Exhibit C, with appropriate insertions.

      Section 1.10. Increased Capital. If the Bank determines (i) that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank or would have the effect of reducing the rate of return on the Bank's capital or on the capital of such corporation and (ii) that the amount of such capital is increased by or based upon, or such reduction is a consequence of the existence of, the Bank's commitment to lend hereunder and other commitments of this type or the Loan or any Note in the form of Exhibit B, then the Company shall, within ten days following demand therefor by the Bank, from time to time as specified by the Bank pay to the Bank additional amounts sufficient to compensate the Bank in the light of such circumstances, to the extent that the Bank reasonably determines such increase in capital or reduction in rate of return, as the case may be, to be allocable to the existence of the Bank's commitment to lend hereunder or the making or maintenance of its Loan or any Note in the form of Exhibit B. A certificate as to such amounts submitted to the Company by the Bank accompanied by an explanation of the basis therefor, shall constitute such demand and shall be conclusive and binding for all purposes, absent manifest error.

      Section 1.11. Assignments and Participations. The Bank may assign, or sell participations in, all or any part of the Loan to another bank or other entity, in which event (a) in the case of an assignment, upon notice thereof by the Bank to the Company and receipt by the Bank of the Company's written consent to such assignment, such consent not to be unreasonably withheld, the assignee shall have, to the extent of such assignment, the same rights and benefits as it would have if it were the Bank hereunder and (b) in the case of a participation, the participant shall not have any rights under this Agreement and the Notes (the participant's rights against the Bank in respect of such participation to be those set forth in the agreement(s) executed by the Bank in favor of the participant relating thereto) and all amounts payable by the Company under
Section I shall be determined as if the Bank had not sold such participation. The Bank may furnish any information concerning the Company in the possession of the Bank from time to time to assignees and participants (including prospective assignees and participants).

      Section 1.12. Payments and Computations. The Company shall make each payment hereunder and under an outstanding Note not later than 12:00 noon (New York Time) on the day when due in lawful money of the United States of America and in same day funds to the Bank at its address referred to in Section 6.02. The Company hereby authorizes the Bank, if and to the extent payment is not made when due hereunder or under an outstanding Note, to charge from time to time against the Company's account with the Bank any amount so due. All computations of interest under a Note shall be made by the Bank on the basis of a year of 365/366 days for the actual number of days (including the first day but excluding the last day) elapsed, except that interest under any Note in the form of Exhibit B shall be computed on the basis of a year of 360 days for the actual days elapsed.

      Section 1.13. Payment on Non-Business Days. Whenever any payment to be made hereunder or under a Note shall be stated to be due on a Saturday, a Sunday or a public or bank holiday or the equivalent for banks generally under the laws of the State of New York and, if the issuance or payment of a Note bearing interest at the LIBO Rate is involved, or a day on which banks in the London interbank market are not open for transactions in dollars (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day, provided, however, that in the case of a Note in the form of Exhibit B, if such extension would cause such payment to be made in a new calendar month, such payment shall be made on the next preceding Business Day and such extension of time shall in such case be included in the computation of payment of interest. Any prepayments to the Bank on account of the principal of the Note shall be endorsed on the Note prior to any transfer by the Bank of the Note.

      Section 1.14.  Fee for Cancellation or Payment Prior to  Maturity Date.

          (a) For purposes of this Section 1.14, the following terms shall have the following meanings:

            "Due Date" means the Due Date (as defined in the outstanding Note in the form of Exhibit A which governs the Loan or the portion of the Loan being repaid).

            "Liquidation Rate" means one-quarter of the interest rate per annum equal to the latest three-week moving average of secondary market midafternoon quotations of yields to maturity of U.S. Treasury notes trading closest to par value and maturing on, or within three months of, the Due Date, such three-week moving average to be determined by the Bank on the Fee Determination Date on the basis of such yields reported by dealers of U.S. Treasury notes to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations of such yields received by the Bank from three New York dealers of U.S. Treasury notes of recognized standing.

            "Loan Rate" means one-quarter of the Fixed Rate (as defined in the outstanding Note in the form of Exhibit A which governs the Loan or the portion of the Loan being repaid).

            "Fee Determination Date" means the Loan Date, if the Loan has not been made on or before the Loan Date, and means the date prior to the Due Date on which the Company repays the Loan or any part thereof pursuant to
      Section 1.04 or otherwise, if the Loan has been made.

          (b) If the Company prepays the Loan or any part of it, which is then evidenced by a Note in the form of Exhibit A, prior to the Due Date (whether or not such prepayment is due to acceleration of the Loan pursuant to Section 5.01), the Company shall pay to the Bank a fee (as liquidated damages, and not as a penalty) equal to the sum of the present values, each determined at the Liquidation Rate, of the excess, if any, of (A) the sum of the quarterly interest payments on the principal amount of the Loan evidenced by a Note in the form of Exhibit A that is prepaid between the Fee Determination Date and the Due Date computed at the Loan Rate over (B) the sum of the quarterly interest payments on the principal amount of the Loan evidenced by a Note in the form of Exhibit A that is prepaid between the Fee Determination Date and the Due Date computed at the Liquidation Rate, such fee to be payable five Business Days after the Fee Determination Date, and such present value ("PV") to be calculated in accordance with the following formula:

      PV = (P x (R - T)) x [(1 - (1 + T)-n)/T]

where R = the Loan Rate;

       T = the Liquidation Rate;

       n = the number of quarters or any portion thereof from the Fee Determination Date to the Due Date; and

       P = the principal amount of the Loan being prepaid.


                      SECTION 2.  Conditions of Lending.

      Section 2.01. Conditions Precedent to the Loan. The obligation of the Bank to make the Loan on the Loan Date is subject to the conditions precedent that:

          (a) the Bank shall have received on or before the Loan Date the following, each dated such day, in form and substance satisfactory to the
     Bank:

                  (i) One or more promissory notes duly executed by the Company, dated the Loan Date, in the form of one or more of the Notes appended hereto;

                  (ii) Certified copies of the resolutions of the Board of Directors of the Company approving this Agreement and the transactions contemplated hereby, and of all documents evidencing other necessary corporate action and governmental approvals (including, without limitation, orders of the [state] Commission and Securities and Exchange Commission approving the transactions contemplated by this Agreement) with respect to this Agreement and the transactions contemplated hereby;

                  (iii) A certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and the Notes and the other documents to be delivered hereunder;

                  (iv) A  favorable  opinion  of an  attorney  of  the  American
            Electric Power Service Corporation, counsel for the Company, as to matters referred to in Section 3.01 (except subsections (e) and (f) thereof) and as to such other matters as the Bank may reasonably request; and

          (b) on the Loan Date the following statements shall be true and the Bank shall have received a certificate signed by a duly authorized officer of the Company, dated the Loan Date, stating that:

                  (i) The  representations  and warranties  contained in Section
            3.01 are correct on and as of the Loan Date as though made on and as of such date, and

                  (ii) No event has occurred and is continuing,  or would result from the Loan, which constitutes an Event of Default (as defined in Section 5.01 hereof) or would constitute an Event of Default but for the requirement that notice be given or time elapse or both; and

          (c) the Bank shall have received such other approvals, opinions or documents as the Bank may reasonably request.


                  SECTION 3.  Representations and Warranties.

      Section 3.01. Representations and Warranties of the Company. The Company represents and warrants as follows:

          (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction indicated at the beginning of this Agreement.

          (b) The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affecting the Company.

          (c) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Company of this Agreement or the transactions contemplated hereby, except for the authorizations of the [state] Commission and Securities and Exchange Commission, which authorizations have been duly obtained and are in full force and effect.

          (d) This Agreement is, and the Notes when delivered hereunder will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights in general, and except as the availability of the remedy of specific performance is subject to general principles of equity (regardless of whether such remedy is sought in a proceeding in equity or at law).

          (e) The balance sheet of the Company as at December 31, 199_, and the related statement of income and retained earnings of the Company for the year then ended (the "Financial Statements"), copies of which have been furnished to the Bank, fairly present the financial condition of the Company as of such date and the results of the operations of the Company for the period ended on such date, all in accordance with generally accepted accounting principles consistently applied, and since December 31, 199_, there has been no material adverse change in such condition or operations or in the business prospects of the Company.

          (f) There is no pending or threatened action or proceeding affecting the Company, except as otherwise disclosed in the Financial Statements or otherwise reported to the Bank prior to the date of this Agreement, before any court, governmental agency or arbitrator, which may materially adversely affect the financial condition, operations or business prospects of the Borrower.

          (g) No proceeds of the Loan will be used to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934.

          (h) The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.


                     SECTION 4.  Covenants of the Company.

      Section 4.01. Affirmative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as any Note remains outstanding and unpaid, the Company will, unless the Bank shall otherwise consent in writing:

          (a) Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith.

          (b) Reporting Requirements. Furnish to the Bank: (i) as soon as available and in any event within 90 days after the end of each of the first three quarters of each fiscal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within 130 days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial statements for such year certified in a manner acceptable to the Bank by Deloitte & Touche LLP or another independent public accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as the Bank may from time to time reasonably request.

          (c) Notices. Promptly give notice to the Bank of (a) any litigation affecting the Company in which the amount involved is $____________ or more and is not covered by insurance and (b) the occurrence of each Event of Default and each event which, with notice or lapse of time or both, would constitute an Event of Default.

          (d) Maintenance of Corporate Existence; Etc. Preserve and maintain its corporate existence in the jurisdiction of its incorporation (except as provided in Section 4.02(c)) and the rights, franchises and privileges necessary for the ordinary conduct of its business, maintain its properties and assets in good working order and condition and maintain, with respect to its properties and assets and its business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated. Notwithstanding the provisions of the foregoing sentence, however, the Company may self-insure by deductible provisions in a prudent amount with respect to each loss.

      Section 4.02. Negative Covenants. The Company covenants and agrees that during the term of this Agreement, and so long as any Note remains outstanding and unpaid, it will not, without the written consent of the Bank:

          (a) Limitation on Liens, Etc. Create, incur, assume or suffer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this Section as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, except that the foregoing restrictions shall not apply to:

                  (i) the lien of the  Indenture  dated as of  _________________
            between the Company and ____________________, as Trustee, as supplemented and amended, and "Permissible Encumbrances" as therein defined;

                  (ii) liens for taxes,  assessments or governmental  charges or levies not yet delinquent or being contested in good faith by appropriate proceedings;

                  (iii) liens of landlords and liens of carriers,  warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

                  (iv) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

                  (v) any judgment  lien,  unless  the judgment it secures shall not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty days after the expiration of any such stay;

                  (vi) liens on any property  acquired,  constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

                  (vii) liens incidental to the conduct of the Company's business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

                  (viii)liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing clauses (i) and (vi) or in this clause
            (viii); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

          (b) Limitations on Borrowing. Create or incur any indebtedness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of 10% of the Capitalization of the Company, excluding Short-Term Debt, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) if, immediately after the creation or incurring of such indebtedness and the application of the proceeds thereof, if any, the total principal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed 65% of the Capitalization of the Company.

          (c) Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corporation or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by Section 4.02(b) hereof, or (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under any outstanding Note and to subject itself to the terms of this Agreement.

          (d) Limitation on Plan Withdrawals or Terminations. Permit any employee benefit pension plan (other than a multiemployer plan of the United Mine Workers of America) with respect to which the Company may have any liability to terminate, or withdraw from such a plan, while there shall exist a deficiency of more than $50,000,000 in plan assets available to satisfy the benefits guaranteeable under the Employee Retirement Income Security Act of 1974, as amended, with respect to such plan.


                        SECTION 5.  Events of Default.

      Section 5.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

          (a) The Company shall fail to pay the principal of, or any installment of interest on, any outstanding Note when due or shall fail to pay any other amounts payable under this Agreement when due; or

          (b) Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made; or

          (c) The Company shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for 10 days after written notice thereof shall have been given to the Company by the Bank; or

          (d) The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and any outstanding Note) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obligation, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived; or

          (e) The Company shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or

          (f) All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto;

then, and in any such event, the Bank may, by notice to the Company, (i) declare its obligation to make the Loan to be terminated, whereupon the same shall forthwith terminate, and (ii) declare any outstanding Note or Notes, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon such Note or Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company.


                          SECTION 6.  Miscellaneous.

      Section 6.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or any Note, nor consent to any departure by the Company therefrom, shall in any event be effective unless the same shall be in writing and signed by the Bank and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

      Section 6.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed or telegraphed or delivered, if to the Company, at its address at 1 Riverside Plaza, Columbus, Ohio 43215, Attention: A. A. Pena; and if to the Bank, at its address at ____________________________________ or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

      Section 6.03. No Waiver; Remedies. No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under any Note preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

      Section 6.04. Right of Set-Off. Upon the occurrence and during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Bank to or for the credit or the account of the Company against any and all of the obligations of the Company now or hereafter existing under this Agreement and any Note, irrespective of whether or not the Bank shall have made any demand under this Agreement or any Note and although such obligations may be unmatured. The Bank agrees promptly to notify the Company after any such set-off and application, provided that the failure to give such notice shall not affect the validity to such set-off and application. The rights of the Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Bank may have.

      Section 6.05. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the Company and the Bank and their respective successors and assigns, except that the Company shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Bank. This Agreement and any Notes shall be governed by, and construed in accordance with, the laws of the State of __________.

      Section 6.06. Costs, Expenses and Taxes. The Company agrees to pay or reimburse the Bank for the payment of (i) all reasonable out-of-pocket expenses of the Bank, including attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and any Note, and
(ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of any Note, or of any modification of any Note, or of this Agreement.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                    -------------------------------



                                    By:   _____________________________
                                          Treasurer



                                    ------------------------------




                                    By:   ______________________________
                                          Treasurer



FIXED RATE                                                  EXHIBIT A

                                PROMISSORY NOTE


$_________                                Dated:__________, 19__



      FOR VALUE RECEIVED, the undersigned,  _____________________, an __________
corporation  (the   "Borrower"),   hereby  promises  to  pay  to  the  order  of
____________________  (the  "Bank"),  the  principal  sum of  __________________
Dollars   ($__________________)  on  _____________________   (the  "Due  Date"),
together with interest on the principal amount remaining unpaid hereunder from time to time outstanding from the date hereof until said principal sum shall be paid in full, payable ________________________ during the term hereof and on the Due Date, at a rate of interest per annum equal at all times to ____% per annum (the "Fixed Rate"). Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the day when due until said principal amount is paid in full, payable on demand, at a rate of interest per annum equal at all times to one percent (1%) over the Fixed Rate. Interest shall be computed on the basis of a year consisting of 365 or 366 days, as the case may be, for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America and in same day funds to the Bank at
---------------------------------.

      This Note evidences indebtedness incurred under a Term Loan Agreement dated as of _____________________, between the Borrower and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for the payment of a fee in the event of repayment of principal hereof prior to the Due Date hereof upon the terms and conditions therein specified.


                                    -------------------------------



                                    By:_____________________________
                                    Title:



LIBO RATE                                                         EXHIBIT B


                                PROMISSORY NOTE


$_____________                            Dated:  _______________, 19___




      FOR VALUE RECEIVED, the undersigned,  _____________________, an __________
corporation  (the   "Borrower"),   hereby  promises  to  pay  to  the  order  of
________________________     (the     "Bank"),     the    principal    sum    of
__________________________________       Dollars       ($_____________)       on
_____________________, and to pay interest on the unpaid principal amount hereof from the date hereof as provided below. For Notes with a term greater than three months, interest on the unpaid principal amount shall be payable quarterly on the last day of March, June, September and December prior to, and at maturity hereof; for Notes with a term of three months or less, interest on the unpaid principal amount shall be payable at maturity only; in all cases, without exception, interest on the unpaid principal amount shall be payable after such maturity on demand. Said interest shall be: (i) prior to the maturity hereof, at a rate per annum equal to _____% (the "Rate"), and (ii) from the maturity hereof (whether by acceleration or otherwise), at a rate per annum equal at all times to the sum of 1% plus the Rate until payment in full. Interest shall be computed on the basis of a year consisting of 360 days for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America in immediately available funds to the Bank at
-------------------------------------------------.

      This Note evidences indebtedness incurred under a Term Loan Agreement dated as of _____________________, between the Borrower and the Bank (the "Agreement"), as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for optional and mandatory prepayments of principal prior to the maturity hereof.

                                    -------------------------------



                                    By:_________________________
                                     Title:



PRIME RATE                                                  EXHIBIT C


                                PROMISSORY NOTE


$_____________                            Dated:  _______________, 19___



      FOR VALUE RECEIVED, the undersigned, ______________________, an __________
corporation  (the   "Borrower"),   hereby  promises  to  pay  to  the  order  of
_____________________________    (the    "Bank"),    the    principal   sum   of
_______________________________________      Dollars     ($_____________)     on
______________________, and to pay interest on the unpaid principal amount hereof from the date hereof as provided below. Interest on the unpaid principal amount shall be payable quarterly on the last day of March, June, September and December prior to and, at the maturity hereof (whether by acceleration or otherwise), and after such maturity on demand. Said interest shall be: (i) prior to the maturity hereof, at a fluctuating rate per annum equal at all times to the Prime Rate (the "Prime Rate") as defined in the Term Loan Agreement dated as of __________________ between the Borrower and the Bank (the "Agreement"); and
(ii) from the maturity hereof (whether by acceleration or otherwise), at a fluctuating rate per annum equal at all times to 1% plus the Prime Rate until payment in full. Any change in the interest rate hereon resulting from a change in the Prime Rate shall be effective as of the opening of business on the date of such change in the Prime Rate. Interest shall be computed on the basis of a year consisting of 365 or 366 days, as the case may be, for the actual number of days elapsed.

      Both principal and interest are payable in lawful money of the United States of America in immediately available funds to the Bank at
----------------------------------------------.

      This Note evidences indebtedness incurred under the Agreement, as the same may be amended, modified or supplemented from time to time, and is entitled to the benefits thereof. The Agreement, among other things, contains provisions for acceleration of the maturity of the principal amount hereof upon the happening of certain stated events and also for optional and mandatory prepayments of principal prior to the maturity hereof.

                                    -------------------------------



                                    By:_________________________
                                    Title:





                                                            Exhibit F



614/223-1624



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

April 19, 1999

Gentlemen:

With respect to the Application or Declaration on Form U-1 of Wheeling Power Company ("Wheeling") relating to the issuance and sale by Wheeling of certain unsecured long-term promissory notes (the "Notes") pursuant to a Term Loan Agreement, I wish to advise you as follows:

I am of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration, as the same may be amended, and when the steps referred to in the next following paragraph shall have been taken:

      (a) All state laws applicable to the proposed transactions will have been complied with;

      (b) The Notes will be valid and binding obligations of Wheeling in accordance with their terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforceability of creditors' rights generally and by general principles of equity; and

      (c) Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Wheeling or any associate company thereof.

The steps to be taken which are referred to in the next preceding paragraph consist of the following:

      1. Appropriate action by the Board of Directors of Wheeling with respect to the transactions described in said Application or Declaration;

      2. Appropriate action by the Securities and Exchange Commission with respect to the transactions described in said Application or Declaration;

      3.    Compliance with Federal, state and other securities laws;

      4. Execution and delivery of the proposed Term Loan Agreement pursuant to which the Notes will be issued; and

      5. Issuance and sale of the Notes in accordance with the governmental and corporate authorizations aforesaid.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ William E. Johnson

William E. Johnson
   Counsel for
Wheeling Power Company




                                                                       Exhibit G



                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /__________   , 1999


----------------------------------------
                                          :
In the Matter of                          :
                                          :
WHEELING POWER COMPANY                    :
51 - 16th Street                          :
Wheeling, West Virginia 26003             :
                                          :
(70-    )                                 :
----------------------------------------


NOTICE OF PROPOSED ISSUANCE AND SALE OF LONG-TERM NOTES

Wheeling Power Company ("Wheeling"), an electric utility subsidiary of American Electric Power Company, Inc., a registered holding company, has filed with this Commission an Application or Declaration pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 (the "1935 Act") and Rule 50 thereunder.

Wheeling proposes, subject to receipt of appropriate authori-zation, to issue $10,000,000 principal amount of unsecured promissory notes with a maturity not less than nine months nor more than ten years (the "Notes") to one or more commercial banks or other financial institutions pursuant to a proposed term loan agreement. The proposed term loan agreement would provide that the Notes bear interest at a fixed rate, fluctuating rate, or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 300 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 200 basis points above the rate of interest announced publicly from time to time as the base or prime rate by a major bank.

In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing.


Any proceeds realized from the sale of the Notes will be used to repay long and short-term debt.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________ , 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                              Jonathan G. Katz
                              Secretary


STATEMENTS OF INCOME

                                                          Year Ended December 31,
                                                       1998         1997         1996
                                                               (in thousands)
OPERATING REVENUES                                   $86,295      $85,297      $85,882
                                                     -------      -------      -------

OPERATING EXPENSES:
   Purchased Power - Affiliated Company               58,527       58,744       60,432
   Other Operation                                     8,200        9,368        8,449
   Maintenance                                         3,512        3,021        3,381
   Depreciation                                        2,869        2,774        2,685
   Taxes Other Than Federal Income Taxes               5,597        5,600        5,719
   Federal Income Taxes                                2,137        1,362        1,172
                                                     -------      -------      -------

           TOTAL OPERATING EXPENSES                   80,842       80,869       81,838
                                                     -------      -------      -------

OPERATING INCOME                                       5,453        4,428        4,044

NONOPERATING LOSS                                       (110)        (255)        (106)
                                                     -------      -------      -------

INCOME BEFORE INTEREST CHARGES                         5,343        4,173        3,938

INTEREST CHARGES                                       1,964        1,982        2,083
                                                     -------      -------      -------

NET INCOME                                           $ 3,379      $ 2,191      $ 1,855
                                                     =======      =======      =======


STATEMENTS OF RETAINED EARNINGS

                                                          Year Ended December 31,
                                                       1998         1997         1996
                                                               (in thousands)

RETAINED EARNINGS JANUARY 1                           $5,924       $6,048       $6,569

NET INCOME                                             3,379        2,191        1,855

CASH DIVIDENDS DECLARED                                2,416        2,315        2,376
                                                      ------       ------       ------

RETAINED EARNINGS DECEMBER 31                         $6,887       $5,924       $6,048
                                                      ======       ======       ======

See Notes to Financial Statements.


STATEMENTS OF CASH FLOWS

                                                          Year Ended December 31,
                                                       1998         1997         1996
                                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income                                         $ 3,379      $  2,191    $  1,855
  Adjustments for Noncash Items:
      Depreciation                                     2,869         2,774       2,685
      Amortization Under Rate Settlement
        of Deferred Wholesale Purchased Power Costs    1,131         1,314       1,307
      Deferred Federal Income Taxes                     (244)         (286)       (351)
  Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                          486          (722)     (1,393)
      Materials and Supplies                             (10)          106         279
      Accrued Utility Revenues                          (680)          441         509
      Accounts Payable                                  (459)       (1,098)      1,264
      Accrued Taxes                                       51            88        (822)
  Other (net)                                            631         1,047        (527)
                                                     -------      --------    --------
          Net Cash Flows From Operating Activities     7,154         5,855       4,806
                                                     -------      --------    --------

INVESTING ACTIVITIES:
  Construction Expenditures                           (4,203)       (4,254)     (3,982)
  Proceeds from Sale and Leaseback
    Transactions and Other                                84           136         481
                                                     -------      --------    --------
          Net Cash Flows Used For
            Investing Activities                      (4,119)       (4,118)     (3,501)
                                                     -------      --------    --------

FINANCING ACTIVITIES:
  Capital Contributions from Parent Company            1,000         1,000        -
  Issuance of Long-term Debt                            -             -         10,000
  Retirement of Long-term Debt                          -             -        (10,000)
  Change in Short-term Debt (net)                       (750)         (700)      1,300
  Dividends Paid                                      (2,416)       (2,315)     (2,376)
                                                     -------      --------    --------
          Net Cash Flows Used For
            Financing Activities                      (2,166)       (2,015)     (1,076)
                                                     -------      --------    --------

Net Increase (Decrease) in Cash and Cash Equivalents     869          (278)        229
Cash and Cash Equivalents January 1                      197           475         246
                                                     -------      --------    --------
Cash and Cash Equivalents December 31                $ 1,066      $    197    $    475
                                                     =======      ========    ========


See Notes to Financial Statements.


BALANCE SHEETS

                                                                         December 31,
                                                                     1998        1997
                                                                      (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
  Transmission                                                     $22,950     $22,074
  Distribution                                                      64,932      63,706
  General                                                            7,850       7,450
  Construction Work in Progress                                      2,766       1,855
                                                                   -------     -------
         Total Electric Utility Plant                               98,498      95,085
  Accumulated Depreciation                                          39,062      37,355
                                                                   -------     -------
         NET ELECTRIC UTILITY PLANT                                 59,436      57,730
                                                                   -------     -------


OTHER PROPERTY AND INVESTMENTS                                       2,755       2,951
                                                                   -------     -------


CURRENT ASSETS:
  Cash and Cash Equivalents                                          1,066         197
  Accounts Receivable:
    Customers                                                        6,446       7,922
    Affiliated Companies                                             1,185         792
    Miscellaneous                                                    1,245         644
    Allowance for Uncollectible Accounts                               (86)        (82)
  Materials and Supplies - at average cost                             158         148
  Accrued Utility Revenues                                           2,018       1,338
  Other                                                                208         213
                                                                   -------     -------
         TOTAL CURRENT ASSETS                                       12,240      11,172
                                                                   -------     -------


REGULATORY ASSETS                                                   11,750      13,955
                                                                   -------     -------

DEFERRED CHARGES                                                     1,609       1,568
                                                                   -------     -------

           TOTAL                                                   $87,790     $87,376
                                                                   =======     =======


See Notes to Financial Statements.



                                                                         December 31,
                                                                     1998        1997
                                                                      (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized and Outstanding - 150,000 Shares                    $ 2,428      $ 2,428
  Paid-in Capital                                                   14,596       13,596
  Retained Earnings                                                  6,887        5,924
                                                                   -------      -------
          Total Common Shareholder's Equity                         23,911       21,948
  Long-term Debt - Notes Payable to Banks                           21,000       26,000
                                                                   -------      -------
          TOTAL CAPITALIZATION                                      44,911       47,948
                                                                   -------      -------


OTHER NONCURRENT LIABILITIES                                         6,346        6,353
                                                                   -------      -------


CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                                 5,000         -
  Short-term Debt - Notes Payable                                    5,225        5,975
  Accounts Payable - General                                           270          340
  Accounts Payable - Affiliated Companies                            5,415        5,804
  Taxes Accrued                                                      2,121        2,070
  Customer Deposits                                                    321          334
  Interest Accrued                                                     590          599
  Obligations under Capital Leases                                     644          597
  Other                                                              1,403          902
                                                                   -------      -------
          TOTAL CURRENT LIABILITIES                                 20,989       16,621
                                                                   -------      -------


DEFERRED INCOME TAXES                                               14,650       15,668
                                                                   -------      -------

DEFERRED CREDITS                                                        67         -
                                                                   -------      ----

REGULATORY LIABILITIES                                                 827          786
                                                                   -------      -------

COMMITMENTS AND CONTINGENCIES (Note 3)

            TOTAL                                                  $87,790      $87,376
                                                                   =======      =======